Exhibit 21.1

SUBSIDIARIES OF CERADYNE, INC.

Name of Subsidiary	State or other Jurisdiction of Incorporation or Organization
Ceradyne ESK, LLC	Delaware

• ESK Ceramics Geschäftsführungs GmbH	Germany

• ESK Ceramics GmbH and Co. KG	Germany

o ESK Ceramics France S.A.S.U.	France

Ceradyne Canadian Holdings, Inc.	Delaware

• Ceradyne Canada ULC	Alberta, Canada